SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 17)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007, May 2, 2007, May 8, 2007, May 10, 2007 and May 11, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of Item 8:

On May 14, 2007, Biosite announced that the Biosite Board has received a revised binding offer from Inverness to acquire, by way of a cash tender offer, 100% of the outstanding shares of Common Stock not already owned by Inverness (the “May 14 Inverness Offer”). The price contemplated by the May 14 Inverness Offer is $92.50 per share in cash, plus if the “Acceptance Time” of the Inverness tender offer (as defined in the proposed Inverness merger agreement) does not occur on or prior to the date that is 45 days from the date of the Inverness merger agreement (or the next succeeding business day) (the “Target Date”), an amount of cash equal to $0.015205 per day for each day during the period commencing on the day following the Target Date through the Acceptance Time of the Inverness tender offer.

The May 14 Inverness Offer includes a merger agreement signed by Inverness, and was accompanied by copies of signed (and revised) commitment letters from Inverness’ proposed financing sources. The May 14 Inverness Offer states that the May 14 Inverness Offer is irrevocable and will remain open until 5:00 p.m., Pacific Daylight Time, on Friday, May 18, 2007. Complete copies of the press release issued by Biosite and the letter from Inverness attaching the merger agreement signed by Inverness, the ancillary agreements signed by Inverness and the revised commitment letters are filed as Exhibit (a)(1)(KK) and Exhibit (a)(1)(LL), respectively, hereto and are incorporated herein by reference.

Biosite also announced that the Biosite Board has determined that the May 14 Inverness Offer constitutes a “Superior Proposal” as defined in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Biosite has transmitted to Beckman a written notice of Biosite’s current intention to terminate the Merger Agreement and accept the May 14 Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. While the Biosite Board has not at this time effected a “Company Change in Recommendation” as defined in the Merger Agreement,

Biosite has transmitted to Beckman a written notice of the Biosite Board’s current intention to effect a Company Change in Recommendation in support of the May 14 Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. Beckman has until 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007 to make a binding offer that the Biosite Board determines is at least as favorable to Biosite’s stockholders as the May 14 Inverness Offer.

Absent agreement on a revised transaction with Beckman, Biosite intends to terminate the Merger Agreement and enter into the proposed Inverness merger agreement. In the event Biosite so terminates the Merger Agreement, Beckman would be entitled to a $54 million termination fee from Biosite. The May 14 Inverness Offer provides that, immediately after the execution of the Inverness merger agreement by Biosite, Inverness will make a payment to Biosite in an amount equal to the termination fee paid by Biosite to Beckman.

Item 9.

Exhibit No.	Description
(a)(1)(KK)	Press Release issued by Biosite Incorporated on May 14, 2007.

(a)(1)(LL)	Offer Letter, dated May 14, 2007, from Inverness Medical Innovations, Inc. to Biosite Incorporated (attaching: (i) Agreement and Plan of Merger among Inverness Medical Innovations, Inc., Biosite Incorporated and Inca Acquisition, Inc., executed by Inverness Medical Innovations, Inc. and Inca Acquisition, Inc., as Exhibit A; (ii) Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements among Inverness Medical Innovations, Inc., Biosite Incorporated and each of Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D., each executed by Inverness Medical Innovations, Inc., as Exhibit B; and (iii) Commitment Letter dated May 14, 2007, executed by General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. and Commitment Letter, dated May 14, 2007 executed by UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc., as Exhibit C).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Christopher J. Twomey
Name:	Christopher J. Twomey
Title:	SVP, Finance, CFO and Secretary

Dated: May 15, 2007